UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

LOWE’S COMPANIES, INC.
(Exact name of registrant as specified in its charter)

North Carolina	1-7898	56-0578072
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Lowes Blvd., Mooresville, North Carolina	28117
(Address of principal executive offices)	(Zip Code)

Juliette W. Pryor
Executive Vice President, Chief Legal Officer and Corporate Secretary
(704) 758-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Section 1502 of the Dodd-Frank Act, which added Section 13(p) to the Securities and Exchange Act of 1934, as amended, Lowe’s Companies, Inc. (the “Company” or “Lowe’s”) has filed this Specialized Disclosure Report on Form SD (this “Form SD”) and Conflict Minerals Report for the calendar year ended December 31, 2023. This Form SD and Conflict Minerals Report are publicly available on the Company’s website at: https://corporate.lowes.com/investors/financial-information/sec-filings. The content of any website referred to in this Form SD or the exhibit hereto is included for general information only and is not incorporated by reference herein.

Item 1.02    Exhibit

The Conflict Minerals Report as required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Lowe’s Companies, Inc.

Date: May 29, 2025	/s/ Juliette W. Pryor
Juliette W. Pryor
Executive Vice President, Chief Legal Officer and Corporate Secretary